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FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  December, 2003

Commission File Number  28980

ROYAL STANDARD MINERALS INC. (Translation of registrant's name into English)
3258 MOB NECK ROAD, HEATHSVILLE, VIRGINIA 22473 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X..... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Standard Minerals Inc. (Registrant)
By:\s\ Roland M. Larsen (Signature)*
President & CEO

Date   December 4, 2003

* Print the name and title of the signing officer under his signature.

ROYAL STANDARD MINERALS INC.

C.U.S.I.P. # 780919106	TSX.V:RSM
Listed: Standard & Poors	OTCBB:RYSMF

NevadaProgress Report for 2003 “Well Positioned for Rapid Growth in 2004 ”

for immediate release

SPARKS NEVADA December 3, 2003, Royal Standard Minerals Inc (“RYSMF.OB, RSM.V”) www.royal-standard.com

Royal Standard Minerals, Inc. announces that the Company has made substantial progress during 2003 toward advancing its first two proposed development projects, the Gold Wedge and Pinon-Railroad properties.   Significant milestones include:

  In July, the Company secured institutional support for a C$1.5 million private placement financing.
  During the first quarter, 2003 the Company’s Gold Wedge project was granted permits (mine, surface use and water well use) for a 500 ton/day processing plant from the Nevada Department of Environmental Protection (NDEP).
  Royal Standard Minerals anticipates the Gold Wedge underground development and the completion of the feasibility study during the first quarter, 2004.
  Favorable drilling results at the Pinon deposit indicate that the gold grades are uniformly distributed and extension tests of the Pinon main zone deposit has resulted in extending the deposit toward the south.  Additional drilling is expected to add more tonnage in this area as previously reported. Recent density measurements indicate that the overall tonnage is 10% greater than previously estimated for the Pinon main zone deposit.
  Initial metallurgical results for the Pinon deposit indicate that the gold and silver can be recovered through conventional grinding and heap leach recovery of the gold with a significant silver credit.
  Gold price projections have increased support for the economic potential of the RYSMF proposed development projects.
  Royal Standard Minerals is developing construction plans for the Pinon-Railroad project to include surface facilities, the heap leach pad locations as well as open pit modeling of the deposit as part of the mining permit application and ongoing feasibility study for a proposed 5,000 ton per day operation.
  The Company plans to file the mine permit application for the Pinon-Railroad property and feasibility study is expected to be completed during the first quarter, 2004.
  RSM acquired the extensively tested Fondaway Canyon gold-tungsten project located in Churchill County Nevada

RSYMF also announced that it has retained an international financial advisory firm to assist in completing its financing requirements (the Company recently announced its intention to issue up to $25 million in debt) for the Gold Wedge, Pinon-Railroad and FondawayCanyon projects in 2004.

Roland Larsen, President/CEO indicates, “we are optimistic that the results will continue to support the belief that our first two proposed development projects, the Gold Wedge and Pinon-Railroad properties will proceed on schedule.Steps taken in 2003, both financial and operational, have been critical.We are now well positioned to complete the necessary feasibility analyses and the indications are that we will have the financial support to pursue a development program on these properties in 2004.”

Shareholders are asked to contact Roland Larsen @ (804) 580-8107 or visit the corporate website at www.royal-standard.com for additional information.

The Canadian Venture Exchange does not accept responsibility for adequacy or accuracy of this release as per Exchange Policy 3.3 section 6.5.

Royal Standard Minerals cautions that the statements made in this press release and other forward looking statements made on behalf of the Company may be affected by such other factors including, but not limited to, volatility of mineral prices, product demand, market competition, imprecision of mineral estimates, and other risks detailed herein and from time to time in the Securities and Exchange Commission filings of the Company.